ROYAL BANCSHARES OF PENNSYLVANIA, INC.
732 Montgomery Avenue
Narberth, Pennsylvania 19072
610-668-4700
October 21, 2009
VIA EDGAR and Facsimile
Kathryn McHale, Esquire
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 4561

RE:	Royal Bancshares of Pennsylvania, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 000-26366
Dear Ms. McHale:
We are responding to your letter dated October 6, 2009, relating to the filings referenced above of Royal Bancshares of Pennsylvania, Inc. (the “Company”). Each of your comments is set forth below, together with the Company’s related response. For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	We note your response to prior comment 10 in our letter dated June 19, 2009. Please file the Supplemental Executive Retirement Plan and the agreements related thereto with your next Exchange Act filing.
We will file the Supplemental Executive Retirement Plan and related agreements with the next Form 10-Q filing in November of this year.

Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009
Part I – Item 4. Controls and Procedures
2.	You may not qualify your executive officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. Please amend the Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 to disclose the unqualified conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures. We also note that quarterly periods for your 2009 fiscal year do not fall within the timeframe set forth in Item 4T of Form 10-Q. Therefore, your Forms 10-Q should reference Item 4.
We will amend Item 4 of the Forms 10-Q for the first quarter and second quarter of 2009 to read as follows:
“ITEM 4 – CONTROLS AND PROCEDURES
(a) Evaluation of Disclosure Controls and Procedures
The Company maintains a set of disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms. As of the end of the period covered by this report, the Company evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act. Based on that evaluation our CEO and CFO concluded, as a result of the material weakness described in the following paragraph, that the Company’s disclosure controls and procedures were not effective at March 31, 2009.
As described in Item 9A(T) in our annual report on Form 10-K for the year-ended December 31, 2008, management had identified a material weakness associated with internal controls related to the accounting for deferred income taxes. To remediate this weakness, the Company engaged a nationally recognized independent public accounting firm to review the Company’s accounting procedures related to deferred income taxes for December 31, 2008 and March 31, 2009. During 2009, the independent public accounting firm will continue to perform this review on a quarterly basis.
(b) Changes in Internal Control Over Financial Reporting
Other than as described above, there have been no changes in the Company’s internal control over financial reporting during the second quarter of 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

There are inherent limitations to the effectiveness of any controls system. A controls system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Further, the design of a control system must reflect the fact that there are limits on resources, and the benefits of controls must be considered relative to their costs and their impact on the business model. We intend to continue to improve and refine our internal control over financial reporting.”
We will also amend the Form 10-Q for the second quarter of 2009 with a similar disclosure that reflects June 30, 2009 in place of March 31, 2009.
Part II – Item 4. Submission of Matters to a Vote of Securityholders
3.	In your amended Forms 10-Q, clearly state the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter voted on. Include a separate tabulation with respect to each director nominee.
Part II-Item 4. Submission of Matters to a Vote of Security Holders will be amended to read as follows:
“On May 20, 2009, at the Annual Meeting of Shareholders of Royal Bancshares of Pennsylvania, Inc., the shareholders voted by proxy or in person to (i) elect the four nominees as Class I Directors of the Corporation to serve for a three year term and until their successors are elected and qualified; (ii) ratify Beard Miller Company LLP (ParenteBeard effective October 1, 2009) as the independent registered public accounting firm for 2009; and (iii) approve a non-binding resolution on executive compensation.
The voting results to elect the four nominees as Class I Directors of the Corporation to serve for a three year term and until their successors are elected and qualified are as follows:

	Edward F. Bradley		James J. McSwiggan		Linda Tabas Stempel		Howard J. Wurzak
		% of		% of		% of		% of
	Total shares	shares	Total shares	shares	Total shares	shares	Total shares	shares
	voted	voted	voted	voted	voted	voted	voted	voted
For	24,920,547	78.36%	24,946,031	78.44%	24,859,219	78.17%	24,906,503	78.31%
Against	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Abstain	273,712	0.86%	248,228	0.78%	335,040	1.05%	287,756	0.91%
The voting results to ratify Beard Miller Company LLP as the independent registered public accounting firm for 2009 are as follows:

		% of
	Total shares	shares
	voted	voted
For	24,836,844	78.10%
Against	331,545	1.04%
Abstain	25,870	0.81%
Broker non-votes	—	0.00%
The voting results to approve the non-binding resolution on executive compensation are as follows:

		% of
	Total shares	shares
	voted	voted
For	24,614,231	77.40%
Against	520,483	1.64%
Abstain	59,545	0.19%
Broker non-votes	—	0.00%
Form 10-Q for the Quarterly Period Ended June 30, 2009
Item 1A. Risk Factors
4.	In your amended Form 10-Q, eliminate or revise as appropriate the first sentence of this section. Alternatively, advise us why it is appropriate to state that there have been no material changes from the risk factor disclosure in your Form 10-K when you have included a new risk factor in the Form 10-Q to discuss the cease and desist order.
The Form 10-Q for the quarterly period ended June 30, 2009 will be amended to eliminate the first sentence of the first paragraph under Item 1A. Risk Factors.
5.	In your amended Form 10-Q, revise the risk factor to describe the risk contemplated. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to make predictions.
The Form 10-Q discussion of the risk factors relating to the recent regulatory “Orders” included in the Form 10-Q for the quarterly period ended June 30, 2009 will be amended as follows:
“The cease and desist orders that we have executed with the FDIC and the Pennsylvania Department of Banking, among other things, limit certain of our business activities and will increase our compliance costs.
Royal Bank is regulated by the FDIC and the Commonwealth of Pennsylvania Department of Banking. As more fully described in Note 20 “Subsequent Events”, on July 19, 2009, Royal Bank agreed to enter into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the “Orders”) with each of the FDIC and the Department of Banking.

The Orders include a number of provisions relating to the operation of the business of Royal Bank, including provisions requiring Royal Bank to reduce its concentration in commercial real estate loans and reliance on wholesale funding sources. The provisions of the Orders, including any actions that the FDIC or Department of Banking may take to enforce them, as well as the additional compliance costs resulting from the Orders, may adversely affect our business, financial condition, or results of operations.”
In connection with responding to your comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please acknowledge receipt by electronic confirmation.
If you have any questions or further comments with respect to these matters, please contact the undersigned at (610) 668-4700.
Cordially,
ROYAL BANCSHARES OF PENNSYLVANIA, INC.

/s/ Robert A. Kuehl
Robert A. Kuehl
Chief Financial Officer